Filed by Trump Media & Technology Group Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Trump Media & Technology Group Corp.

Commission File No.: 001-40779

Date: October 1, 2026

On October 1, 2026, TMTG published a video (recorded September 29) at the following link: https://truthsocial.com/@truthsocial/posts/117367010626254077

Transcript of Kevin McGurn Interview with Daniel Newman

NEWMAN: Hi, I'm Daniel Newman CEO of Futurum, a global technology research, intelligence, and advisory firm. I'm here at the New York Stock Exchange at the FinTech TV studio for an important moment for two companies we know well. When Trump Media and TAE Technologies announced their merger in December, my team conducted a technology validation of TAE. This week the deal hit a major milestone: the S-4 registration statement is on file with the SEC, putting the companies one step closer to completing their merger. With me today is Kevin McGurn. Kevin is the interim CEO of Trump Media and Technology. Kevin, good to be here.

McGURN: Thanks, Dan.

NEWMAN: Progress, right? It's been some time. How does it feel to have that S-4 on file?

McGURN: It's great. I mean, it's a milestone for us. It shows progression towards an end game of getting this deal closed, and it gets a lot of information out there in the market for our shareholders to start making decisions. But we're excited about it. You know, taking a private company public is no inconsequential task, getting those audits in line and getting them, you know, polished up for SEC review. But we're there.

NEWMAN: And for those that maybe don't live in the filings themselves, right, this is an important milestone because the deal was announced some time ago around Christmas last year. And it's been some time. Why is this such a big milestone? What does it say about the status of the deal?

McGURN: Yeah, I mean for those that don't spend time in SEC filings land, this is the opportunity for the public to get full disclosures on the business that we're merging into. And you know this is something that from a shareholder perspective allows them to start making decisions, do their diligence, and understand, you know, what their investment actually will look like in that post-close environment. And for us it's a progression. You know we're We're putting these two companies together. The SEC has a review period here that we're going to go through, where they can come back to us with some comments, and we'll go back to them with amendments. But we're excited about the idea of just getting these two companies put together. There's a lot of work to do, but we're very proud of the folks at TAE for what they've been able to accomplish up until this point, and get their financials in line, and get those audits, you know, rubber stamped, and ready for the SEC.

NEWMAN: Yeah, there's a lot of work that is involved as a private company going public. This, by the way, is a company that's been private for – quick math – close to three decades.

McGURN: That's right. That's right.

NEWMAN: And for that group, right, I mean, they've been, you know, it started very academic, had some great leaders, but these are scientists. Yes. And it's a community of scientists. Like, what does it mean for that group to be part of this transaction?

McGURN: There's such a great group of people. I mean, the way I always describe these folks is, you know, are builders. You know, they're going from the lab and they're going into operationalization of their business. And that 28 years of experimentation, five generations of machines, 2,500 patents filed for 1,600 patents granted. They're going from a national lab level, you know, kind of privately funded operation, into what will be a publicly traded, operational, fully commercial nuclear reactor. And I'm just, you know, one, happy to have met them; two, super proud of them and their leader, Dr. Michael Binderbauer, is really just a preeminent physicist in this space. I mean, this is a guy that has spent his entire life delivering on the promise of fusion, and to see this start to come through to fruition using a lot of the opportunities that we're presenting to them with a big balance sheet and capital financing and capital markets advisory that we're leaning in on. I just think it's a really cool moment for fusion in general, but particularly these folks at TAE, they're a great American company.

NEWMAN: Yeah, having spent some time out there in Southern California with Dr. Binderbauer, listening to him, talk about the technology, talk about the folks that are advising him. You're talking about the highest level of science and policy. I mean, nuclear, especially given AI, and we'll talk about this later, has really made a full circle. It’s such an interesting deal. And like I said, I want to kind of break that down. But before, one last thing kind of on the whole filing, and then we'll talk a little more on the tech, is what, okay, from here? It's been 10 months, roughly, since the deal was announced. I always say you rarely get two chances to announce a deal. Usually, it's either when you announce it or when you close it. I guess maybe enough time here, you guys get to do this twice. But, like what's the, what is the process, Kevin, to getting this done?

McGURN: Right. I mean, so it is a milestone, and it's a really important one. It's an important one for public disclosures. It's an important one for the SEC to start to review all the financials. And then getting out there and really discussing the business. If you think about TAE as a business, having been private for 28 years, it has a lot of opportunity to tell their story and tell their story to folks that are ultimately going to approve this merger. So that's a very big document that we're filing here, and it has a lot contained in it, and I encourage all of our shareholders to go through it. But, you know, fundamentally, this is one checkpoint on the way to going to close. We will have a series of comments coming back from the SEC. We'll make our amendments to that as we're filing and refile and get us close to close. And hopefully we get that done before the end of the year. Really, it's really our goal to have so many things happening as quickly as possible. Obviously, we understand the regulatory environment, but hopefully we've done our homework and gotten this thing in a really good spot, and we're ready to file.

NEWMAN: Yeah, so let's pivot a little bit and talk about the technology, the market itself. I mentioned, I think back in December last year, my team and some of my technology leaders came out, we spent time with Dr. Binderbauer, learning about the approach, right? Fusion is not one thing. And it's a technology and a roadmap that there's different companies approaching in different ways, and TAE has a novel approach. Probably most importantly using a commodity supply chain to address, you know, the materials aspect. And then of course using some very interesting technologies, including AI, partnering, I believe public record, with the likes of Google, standing behind, that have helped them. There's so much into making the material and then you have to heat this up to what about 2 billion?

McGURN: Yeah, it depends on the fuel source in terms of the temperature index. But yeah, ultimate goal is hydrogen boron.

NEWMAN: Hydrogen boron, which is at about 2 billion. But I do remember and I've read recently there's been a number of announcements on sort of a step functioning between getting here to there. I think that's an important thing to talk about as a whole. So, maybe just start there is like, people know Trump for Truth Social, they know the organization as a media company. I mean, pretty big leap into fusion.

McGURN: Yeah. I don't see it actually as a very big leap. From our standpoint, you have a media technology company with American First investment principles against them. And if you think about how we were founded on free speech and just trying to be an un-cancelable technology platform, the thing that you need for all technology, and certainly in this race in AI, is you need energy. So, we just took our tech stack which we built ourselves and actually own and operate that is un-cancelable and took it one level up and said, hey, we should have our own energy as well. We went out there in the marketplace. We sourced a lot of different types of deals, but TAE was the one that we found and that we liked the most. And I think there was a great match there from their standpoint being a technology company. And like I said before, these guys are builders. really interesting folks and they've been at it for almost three decades, 28 years, five generations of machines. And the technology that they're building is against the North Star of fusion. But it also shoots off these incredible adjacent technologies like power solutions business and a life sciences business that are not just interesting and life changing in very different industries, but they are also potentially revenue positive opportunities that can fuel the build out of that fusion reactor and keep them heading into the North Star on a de-risked basis. For me, that is an incredible sum of the parts opportunity that shareholders can participate in. And from the TMTG perspective, using that big balance sheet and America First principles, we want to deliver our shareholders maximum value in return and we think TAE and this merger is it.

NEWMAN: Yeah, we definitely thought so on our end. Of course, pivoting into this space, kind of deciding longer term, Kevin, we’ll be watching how you or the team around you sort of thinks about succeeding in the different facets of the business, right? Hub and spoke versus integrated versus top, you know, a top-level business. But that's, you know, that's the business's management to decide. But in terms of the need, I mean, just AI data centers alone, right? I mean, we have forecasts that's in hundreds of gigawatts of power, base load power that's gonna be required. We know the grid is not going to be able to keep up. We're seeing lots of investment in areas like fuel cells, turbines, power generation, outside the grid, because we can't get there. But nuclear seems to be logical, right? I mean, doesn't fusion fit in very well? Of course, timeline, you know, it's sensitive to the timeline, but AI is not going to be done in the next five years. So this is going to keep going.

McGURN: Yeah, I mean, it's a progression of events, and actually I think it's a really interesting circular opportunity here insofar as the need and meeting the supply. TAE is a business that is perfectly situated for all forms of power generation but particularly given the need coming from the AI world and data centers, this is a modular approach starting with 50 megawatts going up to 350 megawatts and beyond, that is clean, can be localized, runs very, very safely, and actually burns in an aneutronic fuel source, which means no radioactivity. So, you can cite this really wherever you want. And I think, to your point, this need is just ever growing. But the thing that I find ironic and opportunistic at the same time is that the thing that's advancing fusion so quickly and the progression of events to get to the actual delivery of net positive electrons on the grid is AI itself and machine learning. That has accelerated their experimentation. They're running 50 experiments a day on their current machine that's out in Foothill Ranch. They are over 100,000 different experiments on that machine alone. This is an exponential increase in what was possible before in order to get the amount of data that can assure them that commercialization is possible. And it's a really, really interesting time. And I think the great part about it is that AI is feeding this fusion race and then the fusion will actually feed the AI in the ultimate endgame.

NEWMAN: Yeah, I think that it's very important that people realize that this is a technology you want to root for.

McGURN: Oh my gosh. I mean, all energy is positive at this point. We have such a deficit, completely solvable given the resources that we have. But if you get fusion, this is a global solve.

NEWMAN: But even versus fission, versus other nuclear, the materials, the sustainability of it all, it's safer. I mean, because nuclear is safer.

McGURN: It’s safe, it's more efficient.

NEWMAN: Like, it got a bad reputation in general. But fusion actually is at the top of the food chain when it comes to safest in terms of risks and material risks that have come with different nuclear architectures, right? Design. So let's wrap this up and just talk a little bit about what the investors should take away here. So for the investors out there, for your shareholders out there, how do you want them to react and feel about this S-4 going public?

McGURN: I mean, first and foremost you're talking about the access to one of the first publicly traded fusion companies. That can't be understated. And it's not just access to a publicly traded fusion company; it's being married with a very solid balance sheet and a group of executives that have been in the public markets for quite some time. So, you have an incredible amount of scientists and engineers meeting folks that are very, very good in running the business of being a public company, as well as being a marketing arm, right? You know, and we're folks that are out there that are trained in this space being, you know, in front of investors and talking to them very precisely about what these opportunities can be. So that balance sheet and that technology background are the things that we're putting together here, and it creates a very complimentary, not just team, but business set for investors to, you know, vote with their dollars.

NEWMAN: Absolutely. Knowing the challenges that are up ahead for us in energy, as it relates to just the build out of this next industrial revolution, I was so glad to have had the chance to get underneath the TAE deal, getting to meet the scientists and some of the folks behind it, and then learning just how beneficial this technology can be for society. So, the fact is, is giving them stronger a balance sheet, giving more R&D dollars, giving the opportunity for those investments to maybe accelerate roadmap, bring high-quality base load power to the market, hopefully efficiently and ideally with the resources, maybe like I said, on a more aggressive timeline. Because we know we need that.

McGURN: And listen, that balance sheet brings lots of talent with it, right? You can go out and attract the best. And TAE is well on its way. I mean, look at the hiring that they've just done. They've got Jeff Woodbury as their president and COO that has an incredible track record from Exxon and operationalizing energy sources around the world. We've got Cedric Burgher, who's a first-class public company CFO, who's worked at different places like Occidental and Halliburton. You've got Jonathan Toretta, who's a good friend of mine, who's their chief business officer and runs their global business out of Zurich. These are very talented folks in and around Dr. Michl Binderbauer, and they just brought on Derick Taylor, Darrell Taylor, who is their GC and actually has a history of being in and around public companies as well. So these are great folks, and they are all set up to take them from the lab out to the reactor and site before the end of the year. It's one of the biggest milestones that we're waiting for is actually finding the siting for this business and getting a shovel in the ground before the end of the year. So, all of these checkpoints along the way signal to our investors and our shareholders that this is happening and it's a very, very positive momentum.

NEWMAN: Kevin McGurn, I want to thank you so much for joining me here.

McGURN: Thanks Dan. Great to see you, my man.

NEWMAN: Absolutely. And thank you to FinTech TV for helping us host this interview here at the NYSE. I'm Daniel Newman. Thanks for joining us.